

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2025

Peter Tassiopoulos
Chief Executive Officer
ALT5 Sigma Corporation
325 E. Warm Springs Road, Suite 102
Las Vegas, NV 89119

>   **Re: ALT5 Sigma Corporation**
>   **Registration Statement on Form S-3**
>   **Filed August 1, 2025**
>   **File No. 333-289176**

Dear Peter Tassiopoulos:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Dickerson at 202-551-8013 with any questions.

  Sincerely,

  Division of Corporation Finance
  Office of Life Sciences

cc: Peter Campitiello, Esq.